Exhibit 12.1

Sanchez Energy Corporation

Ratios of Earnings to Fixed Charges and to Combined Fixed Charges and Preferred Dividends

(In thousands, except ratios)

	Nine Months Ended		Year Ended December 31,
	September 30, 2012		2011		2010		2009		2008
Earnings:
Income (loss) before income taxes	$(17,024)		$1,968		$(2,758)		$45		$(1,247)
Fixed charges	—		—		—		—		—
Total earnings	$(17,024)		$1,968		$(2,758)		$45		$(1,247)

Fixed charges:
Interest expensed	$—		$—		$—		$—		$—
Interest capitalized	—		—		—		—		—
Amortized capitalized expenses related to indebtedness	—		—		—		—		—
Estimate of interest within rental expense	—		—		—		—		—
Total fixed charges	$—		$—		$—		$—		$—

Ratio of earnings to fixed charges	—	(1)(2)	—	(1)	—	(1)(4)	—	(1)	—	(1)(5)

Total fixed charges	$—		$—		$—		$—		$—
Pre-tax preferred dividends	406	(3)	—		—		—		—
Total fixed charges plus preferred dividends	$406		$—		$—		$—		$—

Ratio of earnings to combined fixed charges and preferred dividends	—	(2)	—	(1)	—	(1)(4)	—	(1)	—	(1)(5)

(1)         Historically, the Company did not have any fixed charges related to debt or pay any dividends related to preferred stock.

(2)         Due to the Company’s loss for the nine months ended September 30, 2012, the ratio coverage was less than 1:1.  The Company would have needed additional earnings of approximately $17.0 million to achieve a ratio of earnings to fixed charges of 1:1 and additional earnings of approximately $17.4 million to achieve a ratio of earnings to combined fixed charges and preferred dividends of 1:1.

(3)         Pre-tax dividends were calculated using the statutory rate of 35%, which was in effect at the period end.  As of September 30, 2012, the Company expected that it would continue to provide a full valuation allowance against its deferred tax assets and therefore the statutory rate is a better indicator of tax effects than the Company’s effective tax rate.

(4)         Due to the Company’s loss in 2010, the ratio coverage was less than 1:1.  The Company would have needed additional earnings of approximately $2.8 million to achieve a coverage ratio of 1:1.

(5)         Due to the Company’s loss in 2008, the ratio coverage was less than 1:1.  The Company would have needed additional earnings of approximately $1.2 million to achieve a coverage ratio of 1:1.